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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______ September 2002

POLYMET MINING CORP.
(Name of Registrant)

P.O. Box 16910 Golden Colorado 80402
(Address of principal executive offices)

1. Form51-901F for the Quarter Ending July 31, 2002

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Polymet Mining Corp. – SEC File No. 0-18701
(Registrant)

Date: Sept. 11, 2002 By "Donald W. Gentry"
Donald W. Gentry, President

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PolyMet Mining Corporation	July 31, 2002	2002-09-11

ISSUER'S ADDRESS

P.O. Box 16910

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Golden , Colorado USA	80402	303 697 4860	303 697 4860

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
James D Frank	Accountant	303 290 9164

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Jim@JDFConsulting.com	http://www.polymetmining.com/

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Donald W. Gentry"	Donald W. Gentry	2002-09-11

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Alan R. Bell"	Alan R. Bell	2002-09-11

(Electronic signatures should be entered in "quotations".)

SCHEDULE A

POLYMET MINING CORP.

(Formerly Fleck Resources Ltd.)

An Exploration Stage Company

CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2002

U.S. Funds

PolyMet Mining Corp.
Consolidated Balance Sheet
As at July 31, 2002 and January 31, 2002
(Prepared by Management)

U.S. funds

	July 31, 2002 (Unaudited)	January 31, 2002 (Audited)
ASSETS		
CURRENT ASSETS		
Cash and short-term deposits	$ 53,288	$ 322,608
Accounts receivable	6,274	22,237
Prepaid expenses	981	18,649
	60,543	363,494
INVESTMENTS - *Notes 4*	12,529	21,878
MINERAL PROPERTIES AND DEFERRED COSTS - *Notes 5 & 6*	6,189,499	6,163,350
CAPITAL ASSETS, at cost - *Notes 7*	42,752	118,351
	$ 6,305,323	6,667,073
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 2,825	$ 63,045
	2,825	63,045

Continued Operations – *Note1*

SHAREHOLDERS' EQUITY

CAPITAL STOCK	2003	2002	July 31, 2002	January 31, 2002
Shares for Cash	31,755,026	31,755,026	14,129,447	14,129,447
Shares for Property	902,500	902,500	54,003	54,003
Total	32,657,526	32,657,526	14,183,450	14,183,450
DEFICIT			(7,880,952)	(7,579,422)
			6,302,498	6,604,028
			$ 6,305,323	$ 6,667,073

APPROVED BY DIRECTORS

Signed *"Donald W. Gentry"*

Director

Signed *"Alan R. Bell"*

Director

PolyMet Mining Corp.
Consolidated Statement of Loss and Deficit
For the Quarters Ended July 31, 2002 and 2001

(Prepared by Management - Unaudited)

U.S. funds

	July 31, 2002		July 31, 2001	
	Qtr	YTD	Qtr	YTD
GENERAL AND ADMINISTRATIVE EXPENSE				
Administrative wages and benefits	$ 78,926	$ 145,474	$ 64,975	$ 131,924
Investor relations and financing	560	720	32,471	33,725
Rent	13,433	25,648	7,495	17,782
Professional fees	4,391	5,148	33,713	36,397
Transfer agent fees	4,940	5,862	1,794	4,014
Consulting fees	13,418	13,418	27,214	47,775
Shareholders' information	11,270	12,369	31,641	44,345
Office and Telephone	29,094	42,595	13,940	28,401
Conventions	0	0	156	191
Amortization	2,760	4,825	3,514	7,029
Travel and automotive	3,262	8,438	8,055	20,436
Licenses, dues and taxes	0	1,882	2,515	2,692
Interest and other income, net	662	15,374	(5,065)	(19,882)
	162,716	281,753	222,418	354,829
Loss (gain) on sale of marketable securities	4,883	(1,981)	0	(32,061)
Loss on disposal of assets	22,758	21,758	0	0
NET LOSS FOR THE PERIOD	190,357	301,530	222,418	322,768
DEFICIT, BEGINNING OF PERIOD	7,690,595	7,579,422	7,130,172	7,029,822
DEFICIT, END OF PERIOD	$ 7,880,952	$ 7,880,952	$ 7,352,590	$ 7,352,590
LOSS PER SHARE	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES	32,657,526	32,657,526	29,228,603	29,228,603

PolyMet Mining Corp.
Consolidated Statement of Cash Flows
For the Quarters Ended July 31, 2002 and 2001
(Prepared by Management – Unaudited)

U.S. funds

CASH PROVIDED FROM (USED FOR)

	July 31, 2002 Qtr	July 31, 2002 YTD	July 31, 2001 Qtr	July 31, 2001 YTD
OPERATING ACTIVITIES				
Loss for the period	$ (190,357)	$ (301,530)	$ (222,418)	$ (322,768)
Items not affecting funds -				
Loss (gain) on sale of marketable securities	4,883	(1,981)	0	(32,061)
Loss on disposal of assets	22,758	21,758	0	0
Amortization	2,760	4,825	3,514	7,029
	(159,956)	(276,928)	(218,904)	(347,800)
Net change in non-cash current items (below)				
Accounts receivable	14,860	15,963	9,986	(47,816)
Prepaid expenses	2,268	19,630	1,983	12,990
Accounts payable	(24,270)	(60,220)	(191,596)	(404,767)
	(167,098)	(301,555)	(398,531)	(787,393)
FINANCING ACTIVITIES				
Share Capital for Cash	0	0	0	0
INVESTING ACTIVITIES				
Mineral properties and deferred costs	(11,638)	(26,149)	(79,430)	(321,797)
Adjustment to reconcile resource property costs to cash Amortization	(154)	275	(342)	5,808
Purchase of fixed assets	0	0	0	(7,406)
Proceeds on sale of capital assets	45,768	46,768	0	0
Proceeds on disposal of investments	4,477	11,341	770	34,606
	38,453	32,235	(79,002)	(288,789)
INCREASE (DECREASE) IN CASH AND SHORT-TERM DEPOSITS	(128,645)	(269,320)	(477,533)	(1,076,182)
CASH AND SHORT-TERM DEPOSITS - BEGINNING OF PERIOD	181,933	322,608	942,291	1,540,940
CASH AND SHORT-TERM DEPOSITS - END OF PERIOD	$ 53,288	$ 53,288	$ 464,758	$ 464,758

PolyMet Mining Corp.
Consolidated Statement of Shareholders' Equity
As at July 31, 2002
(Prepared by Management - Unaudited)

U.S. Funds

	Common Shares				
	Authorized	Issued & fully paid	Amount	Deficit	Total
Balance at Janaury 31, 1999	100,000,000	18,179,895	$ 7,221,960	$ (5,269,577)	$ 1,952,383
Loss for the year				(1,127,213)	(1,127,213)
Authorized share capital increase	900,000,000				
Shares issued for Cash:					
Private placements		3,028,160	2,728,945		2,728,945
Less : Issuance costs			(139,167)		(139,167)
Exercise of Warrants		2,200,000	543,823		543,823
Exercise of Options		278,948	83,263		83,263
Balance at January 31, 2000	1,000,000,000	23,687,003	10,438,824	(6,396,790)	4,042,034
Loss for the year				(633,032)	(633,032)
Shares issued for cash:					
Private placements		5,251,600	3,535,630		3,535,630
Less : Issuance costs			(167,815)		(167,815)
Exercise of Warrants		70,000	14,974		14,974
Exercise of Options		220,000	84,124		84,124
Balance at January 31, 2001	1,000,000,000	29,228,603	13,905,737	(7,029,822)	6,875,915
Loss for the year				(549,600)	(549,600)
Shares issued for cash:					
Private placements		3,428,923	286,405		286,405
Less : Issuance costs			(8,692)		(8,692)
Exercise of Warrants					
Exercise of Options					
Balance at January 30, 2002	1,000,000,000	32,657,526	$ 14,183,450	(7,579,422)	6,604,028
Loss for the year				(301,530)	(301,530)
Shares issued for cash:					
Private placements					
Less: issuance costs					
Exercise of Warrants					
Exercise of Options					
Balance at July 31, 2002	1,000,000,000	32,657,526	14,183,450	$ (7,880,952)	$ 6,302,498

1. Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant operating losses over the past several fiscal years and has significant expenditure requirements to continue its exploration and development activities on the NorthMet property.

The Company's ability to raise the funds necessary to continue general operations is not assured. Management continues to seek equity funding and/or a strategic joint venture partner to mitigate the adverse financial condition.

The interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption were not appropriate for these interim consolidated financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PolyMet Mining, Inc. and Fleck Minerals, Inc. The purchase method of accounting is used to consolidate these subsidiaries.

PolyMet Mining, Inc. was incorporated in Minnesota, U.S.A. to hold the NorthMet Lease *(Note 6a)*.

b) Mineral Operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs net of recoveries are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned or written down to nominal value as a result of no significant current exploration or development programs. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's title to the mineral properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

2. Significant Accounting Policies - *Continued*

c) Amortization

The Company provides for amortization of its capital assets as follows:

Furniture and equipment - Straight-line over 5 - 10 years
Computers - Straight-line over 5 years
Automotive - Straight-line over 3 years
Leasehold improvements - Straight-line over 3 years
Buildings - Straight-line over 25 years

d) Investments

The Company carries its investments at cost. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

e) Loss Per Share

Basic loss-per-share computations are based on the weighted average number of shares outstanding during the year. Fully-diluted loss per share is not presented due to its anti-dilutive effect.

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.

f) Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company's Canadian operations are translated into U.S. dollars as follows:

- Monetary assets and liabilities at period-end rates,
- All other assets and liabilities at historical rates, and
- Revenue and expense items at the average rate of exchange prevailing during the period.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

2. Significant Accounting Policies - *Continued*

g) Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

h) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

i) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

---

3. Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and investments *(Note 4)* approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

4. Investments

Details are as follows:

		Market Value at July 31, 2002		**July 31 2002**		January 31 2002
Anvil Resources Ltd.	$	1,266	**$**	**10,596**	$	10,596
Manson Creek Resources Ltd.		0		**0**		8,218
Northern Platinum Ltd.		7,256		**1,657**		1,826
Golden Band Resources Inc.		0		**0**		962
Hixon Gold Resources Inc.		25		**276**		276
	$	8,547	**$**	**12,529**	$	21,878

These investments represent minority interests of less than 10% in the respective companies.

5. Resource Property Costs

Details of cumulative expenditures are as follows:

		Acquisition		Exploration and Development		**July 31, 2002 Total**		January 31, 2002 Total
Minnesota, U.S.A.								
NorthMet	$	595,256	$	5,554,594	**$**	**6,149,850**	$	6,125,126
Ontario, Canada								
Marathon		-		39,649		**39,649**		38,224
	$	595,256	$	5,594,243	**$**	**6,189,499**	$	6,163,350

Resource property acquisition costs include the fair market value of share capital issued for resource properties, cash payments, lease payments, option payments and staking costs. Lease payments include advance royalty payments until a property is placed into production.

6. Resource Property Agreements

a) **NorthMet, Minnesota, U.S.A. - Lease**

By an agreement dated January 4, 1989 and a subsequent amendment, the Company entered into a lease agreement with USX Corporation ("USX") on certain lands in St. Louis County, Minnesota. The term of the lease is 20 years and calls for total annual lease payments of $1,475,000. All lease payments have been paid to July 31, 2002. The agreement requires future annual lease payments of $75,000 from January 4, 2003 to 2005 and $150,000 from January 4, 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

6. Resource Property Agreements - *Continued*

a) **NorthMet, Minnesota, U.S.A. - Lease** - *Continued*

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company's recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

The Company is required to produce a feasibility study on the NorthMet property on or before January 4, 2003. A study meeting requirements was completed and filed in July of 2001.

b) **NorthMet, Minnesota, U.S.A. - Joint Venture Agreement**

By an agreement effective dated July 11, 2000, the Company entered into a joint venture on the NorthMet property with North Ltd. ("North"). Under the terms of the agreement, North was entitled to earn a 60% interest in the joint venture. However, based on a change in control of North and a pre-emptive right granted to the Company, the Company terminated the agreement on January 31, 2001.

As part of the termination agreement, the Company granted North an option to invest $500,000 in an equity financing of the Company. North failed to elect to exercise this option within 90 days of receiving a copy of the pre-feasibility study.

c) **Mesabi Joint Venture, Minnesota, U.S.A.**

By an agreement effective August 8, 2000, the Company entered into a joint venture with Kennecott Minerals Holdings, successor in interest to North to jointly acquire, explore and develop certain properties within the area of interest of the NorthMet property. North was required to contribute $90,000 and the Company $60,000 as initial contributions on the project such that the participating interest of the parties were 60% and 40%, respectively. Non-participation by either party in future approved programs will result in dilution, with dilution below 10% resulting in conversion of that party's interest to a 5% net proceeds royalty.

During the quarter ended April 30, 2002, contributions were reduced to $30,000 by North and $20,000 by the Company. During the quarter ended July 31, 2002, contributions were further reduced to $9,000 by North and $6,000 by the Company. The joint venture remained inactive to April 30, 2002 and accordingly the Company's proportionate share of the assets of the joint venture, being cash in the amount of $6,000, has been recorded in these financial statements.

6. Resource Property Agreements - *Continued*

d) Other properties - Marathon, Ontario, Canada

By an agreement dated November 6, 2000, the Company granted a third party the option to acquire a 50% working interest in certain leased mineral properties located in Ontario, Canada referred to as the Marathon property. In order to earn the interest the optionee must incur cumulative exploration expenditures of, CDN $500,000 by 31 October 2001 (incurred), CDN $1,000,000 by October 31, 2002, CDN $1,750,000 by October 31, 2003 and CDN $2,750,000 by October 31, 2004.

Vesting of the 50% interest occurs upon completion of the CDN $2,750,000 of bona fide expenditures or upon completion of a bankable feasibility study. Within three months of the 50% interest vesting, the optionee has the option to acquire an additional 10% in the property for CDN $1,000,000. Following vesting, a joint venture will be formed with dilution below 20% resulting in a conversion of the interest to a 10% net profit interest.

7. Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	**July 31, 2002 Net Book Value**	January 31, 2002 Net Book Value
Land and buildings	$ 38,582	$ 0	**$ 38,582**	$ 78,077
Furniture and equipment	2,593	1,397	**1,196**	33,898
Computers	6,027	3,052	**2,974**	6,376
Automotive	0	0	-	-
Leasehold improvements	0	0	-	-
	$ 47,202	$ 4,449	**$ 42,752**	$ 118,351

8. Share Capital

a) There were no shares issued in the quarter ended April 30, 2002 or July 31, 2002.

b) The Company has a stock option plan that covers its employees and directors. The options are granted for varying terms ranging from two to five years. During the quarter ending April 30, 2002, the Company granted 50,000 options as a performance incentive. There were no options granted in the quarter ending July 31, 2002

As at July 31, 2002, the following director and employee share purchase options were outstanding:

Expiry Date	Exercise Price (CDN)	Number
August 4, 2002	$ 1.00	25,000
August 31, 2002	$ 0.16	50,000
August 31, 2002	$ 0.25	205,000
August 31, 2002	$ 0.46	77,500
May 7, 2003	$ 0.25	291,052
July 7, 2005	$ 0.25	150,000
July 19, 2005	$ 1.00	35,000
November 1, 2005	$ 0.54	225,000
December 20, 2005	$ 0.25	350,000
January 17, 2006	$ 0.25	150,000
July 13, 2006	$ 0.46	150,000
		1,708,552

As at July 31, 2002, all options had vested and were exercisable.

c) As at July 31, 2002, the following share purchase warrants were outstanding:

Expiry Date	Per Common Share Exercise Price (CDN)	Warrants Outstanding	Common Share Entitlement
5 August 2002	$ 1.20	2,512,600	2,512,600
16 November 2006 (i)	$ 0.17	3,428,923	3,428,923
		5,941,523	5,921,523

(i) Exercise price in first year - $0.17; in second year - $0.18; in third through fifth years - $0.20.

d) In May 1999, the Company adopted a Shareholder Rights Plan to maximize values for its shareholders and to protect its shareholders from unfair, abusive or coercive take-over tactics.

Under this plan, each common share outstanding at May 30, 1999 and each share issued from treasury thereafter will have one right attached thereto. Each right allows the holder to acquire an additional common share of the Company pursuant to a prescribed formula and upon the occurrence of certain events.

The Shareholder Rights Plan expires at the close of the 2002 annual meeting of the shareholders.

---

9. Commitments

a) The Company has no lease agreements commitments at present.

b) The Company is committed to certain employment contracts with its officers, directors and employees. All of these agreements are for no fixed term and contain termination and change-in-control clauses.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PolyMet Mining Corporation	July 31, 2002	2002-09-11

ISSUER'S ADDRESS

P.O. Box 16910

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Golden , Colorado	USA	80402	303 697 4860	303 697 4860

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
James D Frank	Accountant	303 290 9164

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Jim@JDFConsulting.com	http://www.polymetmining.com/

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Donald W. Gentry"	Donald W. Gentry	2002-09-11
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Alan R. Bell"	Alan R. Bell	2002-09-11

(Electronic signatures should be entered in "quotations".)

SCHEDULE B
U.S. Funds

1. YEAR-TO-DATE REQUIREMENTS

a) Deferred costs, exploration and development:

Resource Property Costs as at July 31,	2002
Direct costs	
Acquisition, staking, option pmts.& recovery	$ -0-
Amortization	715
Camp & General (Note 2)	12,617
Prefeasibility Study	-0-
Geological & Geophysical	-0-
Mine Planning	-0-
Drilling (note 1)	-0-
Metallurgical testing	1,545
Environmental/reclamation	11,272
Sampling & Surveying	-0-
Transportation	-0-
Legal	-0-
Land Leases, taxes, licenses	
Costs for period	$26,149
Option payments / recovery costs and/or abandonment	
Balance at beginning of period	$6,163,350
Balance at end of period	$6,189,499

Note 1 – Expenditure includes drill-hole cementing and site reclamation.

Note 2 – Expenditures for vehicle lease, minimum utility costs and moving/storage of the field office.

b) General and administrative:

See item 5 below.

c) Expenditures to non-arms length parties:

See item 7 below.

2. FOR THE Quarter ended July 31, 2002

a) Securities issued:

Issue Date	Type	# of Shares	Price	Proceeds
None				

Securities returned to treasury: NONE

b) Options granted:

Name	Type	Date	# Shares	Price	Expiration date
None					

c) Warrants:

None

3. AS AT July 31, 2002

a) Authorized and issued share capital:

	Authorized		Issued	
Class	Par Value	Number	Number	Amount
Common	N.P.V.	1,000,000,000	32,657,526	$14,183,450

b) Summary of options, warrants and convertible securities outstanding:

Security	Number of shares	Price	Expiration date
Options	150,000	Cdn$.46	7/13/06
Options	350,000	Cdn$.25	12/20/05
Options	291,052	Cdn$.25	5/7/03
Options	225,000	Cdn$.54	11/13/05
Options	150,000	Cdn$.25	7/7/05
Options	150,000	Cdn$.25	1/17/06
Options	35,000	Cdn$1.00	7/19/05
Options	25,000	Cdn$1.00	8/4/02
Options	50,000	Cdn$0.16	8/31/02
Options	205,000	Cdn$0.25	8/31/02
Options	77,500	Cdn$0.46	8/31/02
Warrants	2,512,600	Cdn$1.20	8/5/02
Warrants	3,428,923	Cdn$0.17	11/16/06

c) Shares in escrow or subject to pooling:

NONE

d) List of directors: (As of July 31, 2002 *)

Donald W. Gentry
Stephen Quin
Alan R. Bell
Paula Kember
Cynthia Thomas

* John Hammes , a U.S. director, resigned from the BOD effective April 23, 2002 to maintain the required Canadian director majority as a result of Mr. Steen's retirement in July. Peter Steen chose not to seek reappointment at the July 11,2002 annual meeting.

4. INVESTOR RELATIONS & SHAREHOLDER INFORMATION EXPENDITURES

Total Reported $24,609 (as of July 31, 2002)

a) Annual Report – production, printing, mailing Annual meeting	$ 14,518
b) Investor relations – external – consulting	$ -0-
c) Press releases & promotional printing	$ 10,091
Total	$ 24,609

5. DETAIL OF ADMINISTRATIVE COSTS

a) Total reported $66,548 (as of July 31, 2002)

Salaries and benefits	$ 145,474
Contract clerical	-0-
Payroll taxes	-0-
Total	$ 145,474

6. DETAIL OF PROFESSIONAL FEES

a) Total reported $18,566 (as of July31, 2002)

Accounting services	$ 13,418
Legal services	5,148
Total	$ 18,566

7. DETAIL OF RELATED PARTY TRANSACTIONS

a) Payments as salary to the President of PolyMet Mining Corp, who is also a director, and the Chief Financial Officer of PolyMet Mining Corp, $57,223 (as of July 31, 2002).

SCHEDULE C
Management Discussion for the
For the Quarter Ended July 31, 2002
U.S. Funds

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the consolidated financial statements in schedule A.

Summary

PolyMet realized a net loss $190,357 ($.01 per share) in the second quarter of fiscal 2003, compared with a net loss of $222,418 ($.01 per share) for the first quarter of fiscal 2002. PolyMet realized a net loss $301,530 ($.01 per share) in the first six months of fiscal 2003, compared with a net loss of $322,768 ($.01 per share) for the six months of fiscal 2002. Net costs in the first six months of fiscal 2002 reflect a gain from the sale of marketable securities of $32,061 and a gain of only $1,981 in the first six months of fiscal 2002 . The first six months of fiscal 2003 expenditures reflect a care and maintenance mode of operation, as the Company continues to identify joint venture partner candidates and/or secure additional financing.

Administration

Fiscal 2003 administrative expenses are the same as compared to the same period in fiscal 2002 reflecting reduced overhead costs and a "hold" on any new expenditure. The Company significantly reduced, or eliminated, office and administrative expense early last year. Due to lower cash reserves, as compared to last year, interest income is substantially lower for the first quarter of this year.

Operations

Activity during the first six months of fiscal 2002 focused efforts on the cementing of drill-holes and reclamation of drilling sites, as required by Minnesota regulations. In late January, PolyMet moved its field office to a company-owned facility in Aurora, Minnesota. This move was implemented to further reduce project overhead costs. The leased truck located at the field office was relocated to the Golden, Colorado office to replace the administrative vehicle that went off lease in January. The project truck was returned to the lessor in July 2002 In the first quarter of fiscal 2002, the majority of expenditures were for completion of the prefeasibility study of approximately

$135,000. In addition, in the first quarter of fiscal 2002, the Company expended approximately $53,000 for sampling and assaying the final drilling program. Expenditures for geological salaries and benefits were eliminated in the third quarter of fiscal 2002 due to reduced need and available funding.

Geomaque Explorations Ltd. of Toronto has continued evaluation work on our Marathon property in Ontario, Canada. Positive results have been noted from recent drilling and a new resource calculation has been made indicating increased resources over previously released calculations. Additional work by Geomaque is planned, as soon a financing becomes available. PolyMet and Geomaque will consider joint venture possibilities if financing and further positive test results are attained.

Expenditures for fiscal 2003 only increased resource property costs to $6,189,499 reflecting the $26,149 expended in the first six months of this year for drill-hole reclamation and maintenance costs. This compares with $321,797 expenditure in the first six months of last year for drilling, assaying and testing.

Financing

The Company is currently pursuing several financing opportunities; both domestically and abroad. These financing efforts are intended primarily to raise construction and operating funds for a demonstration size plant to test the PlatSol process at a larger scale. The estimated cost is US$15 million. The Company is also working on creating a "flow-through" financing for the Marathon Project. The target is to raise approximately US$200,000 for additional drilling and resource evaluation. The Company continues its search for financing for both operations and the up coming lease payment for the NorthMet Project on January 1, 2003.

There were no financing activities completed during the first six months of this fiscal year.

One of PolyMet's major shareholders proposed a small private placement for US$20,000. As noted in the press release dated May 17, 2002, this placement required approval by the non-interested shareholders. Information and voting proxy, regarding this proposed private placement, were mailed to shareholders on June 7, 2002 along with the materials for the Annual General Meeting. The proposed private placement was not approved by the shareholders.

Corporate

PolyMet distributed the fiscal 2002 annual report on June 7, 2002 and held its annual meeting on July 11, 2002 in Golden, Colorado.

Investor Relations

Corporate administrative staff has absorbed the investor relations function and is currently handling all investor inquires and communications. The Company issues detailed press releases throughout the year relating to significant Company activity. Recent press releases announced a change in the Board of Directors and the proposed private placement to be voted on at the annual meeting. These and prior press releases can be accessed on our web site at www.polymetmining.com.

Share Capital

There was no PolyMet Mining Corp. stock issued in the first six months.

Subsequent Events

In order to conserve cash and further reduce operating costs, the decision was made to close the office in Golden, Colorado, sell the office furniture and equipment deemed non-essential for the immediate future and terminate all full-time salaried employees. At the Board's request, Donald Gentry agreed to continue to serve as the Company's President and CEO at no compensation to assist PolyMet in finding a suitable partner to advance its primary assets.

To provide additional operating cash in the short-term, PolyMet completed the sale of the company-owned house located in Aurora, Minnesota. Proceeds on this sale were received during the latter half of June.